

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 13, 2009

Avi Katz, Esq.
Senior Vice President, General Counsel
 and Secretary
Loral Space & Communications Inc.
600 Third Avenue
New York, NY 10016

> **Re: Loral Space & Communications Inc.**
> **Registration Statement on Form S-3**
> **Filed June 2, 2009**
> **File No. 333-159656**

Dear Mr. Katz:

        We have reviewed your Form S-3/A filed June 30, 2009 and your response letter, and we have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We note that the company has revised its disclosure in response to comment two in our letter dated June 18, 2009 to state that it anticipates that the price of the non-voting common stock would reflect a discount from the trading price of the company's voting common stock to account for the non-voting common stock's substantially limited voting power. Please confirm in your response letter that you will drop in the actual discount to market in a filing pursuant to Rule 430B(d).

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: By facsimile to (212) 728-9237
        Bruce Kraus, Esq.
        (Willkie Farr & Gallagher LLP)